Silver Screen Management Services, Inc.
Chelsea Piers-Pier 62
Suite 300
New York, NY 10011
(212) 336-6700
Recorded News Update:
(800) 444-SILV


                                     Second

                                    Quarter

                                     Report



                                  June 30, 1996



C 1996 Silver Screen Management Services, Inc.

D E A R   L I M I T E D   P A R T N E R:

     The 1996 second quarter cash distribution totals $42 million, bringing total distributions since the Partnership's inception in 1988 to $551 million.

     Second quarter revenue was generated principally from five Revenue Shortfall Payments from Buena Vista for "The Marrying Man," "Oscar," "One Good Cop," "Wild Hearts Can't Be Broken," and "The Rocketeer." In addition, "The Little Mermaid" and "Beauty and the Beast" continued to produce Partnership revenue this quarter from sales of film-related merchandise.

     Future Partnership revenue is expected to be generated from the 33 films in the portfolio as they continue to travel through the U.S. and foreign television markets and from Revenue Shortfall Payments. In addition, the payment of the Disney buyout of the Partnership's interest in the Silver Screen IV-Disney Joint Venture is scheduled to occur on November 30, 1998. We expect that the final distribution and dissolution of the Partnership will take place by the end of 1998.

     Our Third Quarter Report will be mailed to you in October. If you need any assistance in the meantime, please contact our Investor Relations Department between the hours of 10 A.M. and 2 P.M.

Sincerely,



/s/ Roland W. Betts                     /s/ Tom A. Bernstein
- -------------------                     ------------------------
Roland W. Betts                         Tom A. Bernstein
President                               Executive Vice President




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





B A L A N C E   S H E E T S
(Unaudited)


                                                     June 30, 1996       December 31, 1995
                                                     -------------       -----------------
ASSETS

Current assets:
Cash .............................................      $    328,233         $    392,505
                                                        ------------         ------------
Temporary investments (at cost plus accrued
 interest, which approximates market) (Note 1) ...        69,310,984           42,422,608
                                                        ------------         ------------
Total current assets .............................        69,639,217           42,815,113
Investment in Joint Venture (Note 2) .............        81,244,958           95,691,312
                                                        ------------         ------------
                                                        $150,884,175         $138,506,425
                                                        ============         ============

LIABILITIES AND PARTNERS' EQUITY

Current liabilities:
Due to managing general partner ..................      $     42,293         $     60,728
Overhead fees payable (Note 3) ...................        22,666,126           25,542,750
                                                        ------------         ------------
Total current liabilities ........................        22,708,419           25,603,478
Other liabilities ................................           100,000              100,000
                                                        ------------         ------------
Total liabilities ................................        22,808,419           25,703,478
                                                        ------------         ------------
Partners' equity:
General partners .................................              --                   --
Limited partners .................................       128,075,756          112,802,947
                                                        ------------         ------------
Total partners' equity ...........................       128,075,756          112,802,947
                                                        ------------         ------------
                                                        $150,884,175         $138,506,425
                                                        ============         ============


                       See notes to financial statements.




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




S T A T E M E N T S   O F   O P E R A T I O N S
(Unaudited)

                                             Three Months     Six Months   Three Months      Six Months
                                                    Ended          Ended          Ended           Ended
                                            June 30, 1996  June 30, 1996  June 30, 1995   June 30, 1995
                                            -------------  -------------  -------------   -------------
REVENUES:
Income from Joint Venture (Note 2) .......    $35,008,242    $51,979,692     $6,185,395      $7,125,106
Interest income ..........................        785,063      1,353,432        656,935       1,324,699
                                              -----------    -----------     ----------      ----------
                                               35,793,305     53,333,124      6,842,330       8,449,805

COSTS AND EXPENSES:
General and administrative expenses ......        706,362      1,696,679      1,025,964       2,096,680
                                              -----------    -----------     ----------      ----------
Net income ...............................    $35,086,943    $51,636,445     $5,816,366      $6,353,125
                                              ===========    ===========     ==========      ==========

NET INCOME ALLOCATED TO:

General partners .........................    $   350,869    $   516,364     $   58,164      $   63,531
Limited partners .........................     34,736,074     51,120,081      5,758,202       6,289,594
                                              -----------    -----------     ----------      ----------
                                              $35,086,943    $51,636,445     $5,816,366      $6,353,125
                                              ===========    ===========     ==========      ==========

Net income per a $500 limited partnership
 unit (based on 800,000 units outstanding)    $     43.42    $     63.90    $     7.20     $     7.86
                                              ===========    ===========    ==========     ==========


                       See notes to financial statements.




S T A T E M E N T S   OF   P A R T N E R S '   E Q U I T Y
(Unaudited)

                                                                                         Year Ended December 31, 1995
                                                                                   and Six Months Ended June 30, 1996
                                                             ========================================================
                                                             General Partners    Limited Partners               Total
                                                             ----------------    ----------------               -----

Balance, January 1, 1995 ...................................        $    --          $165,350,987        $165,350,987
Net income, 1995 ...........................................           80,580           7,977,440           8,058,020
Distributions, 1995 ........................................         (606,060)        (60,000,000)        (60,606,060)
Allocation under Treasury Regulation Section 1.704-1(b) ....          525,480            (525,480)               --
                                                                    ---------        ------------        ------------
Balance, December 31, 1995 .................................             --           112,802,947         112,802,947
NET INCOME, SIX MONTHS 1996 ................................          516,364          51,120,081          51,636,445
DISTRIBUTIONS DURING SIX MONTHS 1996 .......................         (363,636)        (36,000,000)        (36,363,636)
ALLOCATION UNDER TREASURY REGULATION SECTION 1.704-1(b) ....         (152,728)            152,728                --
                                                                    ---------        ------------        ------------
                                                                    $    --          $128,075,756       $ 128,075,756
                                                                    =========        ============        ============

                       See notes to financial statements.

S T A T E M E N T S   O F   C A S H   F L O W S
(Unaudited)

                                                       Six Months Ended   Six Months Ended
                                                          June 30, 1996      June 30, 1995
                                                       ----------------   ----------------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income .............................................   $ 51,636,445        $ 6,353,125
Adjustments to reconcile net income to net
  cash provided by operating activities:
  (Increase) decrease in accrued interest receivable ...       (180,204)           337,443
  Charge on overhead fees payable ......................        564,552          1,327,616
Net change in operating assets and liabilities:
  (Decrease) increase in due to managing general partner        (18,435)            28,657
                                                           ------------        -----------
Net cash provided by operating activities ..............     52,002,358          8,046,841
                                                           ------------        -----------

CASH FLOWS FROM INVESTING ACTIVITIES:

Investments in Joint Venture ...........................           --              (78,566)
Distributions received from Joint Venture
  in excess of equity in income ........................           --           16,928,802
Decrease in investment in Joint Venture ................     14,446,354               --
(Purchase) sale of temporary investments, net ..........    (26,708,172)        10,876,871
                                                           ------------        -----------
Net cash (used in) provided by investing activities ....    (12,261,818)        27,727,107
                                                           ------------        -----------

CASH FLOWS FROM FINANCING ACTIVITIES:

Distributions to partners ..............................    (36,363,636)       (36,363,636)
Decrease in overhead fees payable ......................     (3,441,176)        (2,540,692)
                                                           ------------        -----------
Net cash used in financing activities ..................    (39,804,812)       (38,904,328)
                                                           ------------        -----------
Net decrease in cash ...................................        (64,272)        (3,130,380)
Cash, beginning of year ................................        392,505          3,279,252
                                                           ------------        -----------
Cash at end of six months ..............................   $    328,233        $   148,872
                                                           ============        ===========


                       See notes to financial statements.

N o t e s    t o    F i n a n c i a l    S t a t e m e n t s


1. TEMPORARY INVESTMENTS

Temporary investments represent investments in commercial paper.


2. INVESTMENT IN JOINT VENTURE

The investment in the Joint Venture was accounted for using the equity method of accounting. Under the equity method, the investment was initially recorded at cost, and was thereafter increased by additional investments, adjusted by the Partnership's share of the Joint Venture's results of operations and reduced by distributions received from the Joint Venture. The Joint Venture's fiscal year ends September 30, while the Partnership's fiscal year ends December 31. The investment in the Joint Venture on January 1, 1996 totaled $95,691,312.

The Partnership entered into a Letter Agreement (the "Buyout Agreement") with Disney dated September 11, 1995 providing for the sale to Disney of all of the Partnership's interest in the Joint Venture. The Buyout Agreement provides for the payment of the purchase price of $330,000,000, in cash (subject to certain adjustments with respect to revenues received from the exploitation of animated films). Closing is scheduled to occur on November 30, 1998 subject to satisfaction of certain customary conditions. In addition to the purchase price, the Buyout Agreement provides that Buena Vista Pictures Distribution, Inc. ("BV") will continue to account for and make payments to the Joint Venture, as required by the Distribution Agreement for all revenues received by BV through April 30, 1998.

As a result of the Buyout Agreement the Partnership is using the cost method of accounting starting January 1, 1996. Under the cost method, distributions received are recognized as income and investments will be reduced in proportion that actual cash received bears to ultimate revenues expended.


3. Overhead Fees Payable

The Partnership Agreement provides that overhead fees received by the Partnership for the benefit of the Managing General Partner ("MGP") will remain on account with the Partnership with the understanding that the MGP may draw from such account from time to time, in order to cover its actual operating expenses not reimbursed from other sources. Such amounts are included in the temporary investments and earn interest which accrues to the Partnership. The fees remaining on account will earn 10% per annum (compounded quarterly) for the MGP. The amount included in general and administrative expenses for the six months is $1,123,376. Any amount remaining in such account on January 2, 1997 will be paid to the MGP on such date. As of June 30, 1996, the balance of such overhead fee account was $22,666,126.

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